

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 21, 2016

William Seippel
Chief Executive Officer
WorthPoint Corporation
5 Concourse Parkway NE, Suite 2850
Atlanta, GA 30328

> **Re:** **WorthPoint Corporation**
> **Offering Statement on Form 1-A**
> **Filed November 25, 2016**
> **File No. 024-10646**

Dear Mr. Seippel:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us the purpose for including an offer to exchange the shares of common stock purchased by investors in the Regulation Crowdfunding offering that you filed November 16, 2016. In your response, explain why you elected to make the exchange offer rather than qualify the resale of these shares as part of the offering on Form 1-A.

Financial Statements

Notes to the Consolidated Financial Statements

Note 7 – Stockholders' Equity

Preferred Stock, page F-15

2.   We note in your response to prior comment 8 that your Board of Directors hold voting control of the preferred shares and all shares when combined with common shares, and will continue to hold voting control subsequent to the Regulation A offering and

therefore your preferred shares are not subject to mezzanine treatment. Please tell us what consideration was given to Example 2 of ASC 480-10-S99-3, which states that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Jeanne Campanelli, Esq.
       KHLK, LLP